                                                       RULE NO. 424(b)(3)
                                                       REGISTRATION NO. 33-56475


++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THESE + +SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE +
+TIME A FINAL PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE        +
+DELIVERED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL + +NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR + +SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH +
+OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR        +
+QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS SUPPLEMENT ISSUED November 22, 1995 (Subject to Completion)
(To Prospectus dated June 7, 1995)

                                3,500,000 Shares
                      General Public Utilities Corporation
                                  COMMON STOCK

                                  -----------

  ALL OF THE  SHARES OF COMMON STOCK  BEING OFFERED HEREBY ARE  BEING SOLD BY
     THE COMPANY. THE  COMPANY'S COMMON  STOCK IS  LISTED ON  THE NEW  YORK
       STOCK EXCHANGE UNDER THE SYMBOL  "GPU." ON NOVEMBER 21, 1995, THE
          REPORTED LAST  SALE PRICE  OF THE  COMMON STOCK  ON THE  NEW
            YORK STOCK EXCHANGE WAS $31 1/4.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                  -----------
                               PRICE $   A SHARE
                                  -----------

                                                PRICE   UNDERWRITING   PROCEEDS
                                                 TO    DISCOUNTS AND      TO
                                               PUBLIC  COMMISSIONS(1) COMPANY(2)
                                               ------  -------------- ----------
Per Share.....................................  $          $            $
Total(3)...................................... $          $            $

-----
 (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
 (2) Before deducting expenses payable by the Company estimated at $   .
 (3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 500,000 additional shares of Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and
     proceeds to Company will be $   , $    and $   , respectively. See
     "Underwriters."

                                  -----------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Winthrop, Stimson, Putnam & Roberts, counsel for the Underwriters. It is expected that delivery of the Shares will be made on or about December , 1995 at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in New York funds.

                                  -----------

MORGAN STANLEY & CO.
        Incorporated

             GOLDMAN, SACHS & CO.

                        DEAN WITTER REYNOLDS INC.

December  , 1995

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND PROSPECTUS SUPPLEMENT, IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER OR DEALER FOR THE ADDITIONAL COMMON STOCK. NEITHER THE DELIVERY OF THIS PROSPECTUS AND PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS AND PROSPECTUS SUPPLEMENT. THIS PROSPECTUS AND PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                               ----------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Prospectus Supplement Summary.............................................. S-3
Recent Developments........................................................ S-4
Use of Proceeds............................................................ S-5
Price Range of Common Stock and Dividends.................................. S-5
Underwriters............................................................... S-6
                                   PROSPECTUS
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
Certain Consolidated Financial Information.................................   3
The Company................................................................   4
Price Range of Common Stock and Dividends..................................   5
Use of Proceeds............................................................   5
Description of Common Stock................................................   5
Plan of Distribution.......................................................   6
Experts....................................................................   6
Legal Matters..............................................................   6

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER- ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated by reference herein or therein. The documents so incorporated by reference are available from the Company upon request. The information contained in this Prospectus Supplement assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

  General Public Utilities Corporation (the "Company"), a Pennsylvania corporation organized in 1946, is a holding company registered under the Public Utility Holding Company Act of 1935 (the "1935 Act"). The Company does not operate any utility properties directly, but owns all of the outstanding common stock of three electric utilities serving customers in New Jersey--Jersey Central Power & Light Company--and Pennsylvania--Metropolitan Edison Company ("Met-Ed") and Pennsylvania Electric Company ("Penelec"). The business of these subsidiaries (the "Subsidiaries") consists predominantly of the generation, transmission, distribution and sale of electricity. The Company also owns all of the common stock of GPU Service Corporation, a service company; GPU Nuclear Corporation, which operates and maintains the nuclear units of the Subsidiaries; and Energy Initiatives, Inc., EI Power, Inc. and EI Energy, Inc. (together with their respective subsidiaries, "EI"), which develop, own and operate generation and distribution facilities in the United States and in foreign countries. The Company and the Subsidiaries are seeking approval from the Securities and Exchange Commission under the 1935 Act to organize GPU Generation Corporation as a wholly-owned subsidiary of the Company to operate and maintain the Subsidiaries' fossil-fueled and hydroelectric generating facilities. The income of the Company consists almost exclusively of earnings on the common stock of the Subsidiaries.

  The electric generating and transmission facilities of the Subsidiaries are physically interconnected and are operated as a single integrated and coordinated system serving a population of approximately five million in New Jersey and Pennsylvania. For the twelve months ended September 30, 1995, the Subsidiaries' revenues were about equally divided between Pennsylvania customers and New Jersey customers. During the twelve months ended September 30, 1995, residential sales accounted for about 42% of operating revenues from customers and 35% of kilowatt-hour ("KWH") sales to customers; commercial sales accounted for about 34% of operating revenues from customers and 33% of KWH sales to customers; industrial sales accounted for about 22% of operating revenues from customers and 29% of KWH sales to customers; and sales to rural electric cooperatives, municipalities (primarily for street and highway lighting) and others accounted for about 2% of operating revenues from customers and 3% of KWH sales to customers. The Subsidiaries also make interchange and spot market sales of electricity to other utilities.

                                  THE OFFERING

  Common Stock offered....  3,500,000 shares
  Common Stock to be
  outstanding after
  offering................  119,873,614
  Use of proceeds.........  The net proceeds of the sale of the shares offered hereby
                            (the "Additional Common Stock") will be used by the
                            Company (i) to make cash capital contributions to the
                            Subsidiaries and (ii) to repay outstanding short-term
                            indebtedness of the Company. See "Use of Proceeds."
  New York Stock Exchange
  symbol..................  GPU
  Reported last sale price
  of the Common Stock on
  November 21, 1995.......  $31 1/4
  Current indicated annual
  dividend rate per share
  of Common Stock.........  $1.88

                              RECENT DEVELOPMENTS

  Summary Results of Operations. For the nine months ended September 30, 1995, net income was $370.8 million, or $3.20 per share, compared to net income of $108.9 million, or $.95 per share, for the same period last year. The increase in the nine months earnings was due primarily to the reversal of $104.9 million (after-tax), or $.91 per share, of certain future Three Mile Island Unit 2 ("TMI-2") retirement costs written-off by Met-Ed and Penelec in the second quarter of 1994. The reversal of the TMI-2 write-off resulted from a Pennsylvania Supreme Court decision that overturned a 1994 Pennsylvania Commonwealth Court order, and restored a March 1993 Pennsylvania Public Utility Commission order that allowed Met-Ed to recover certain future TMI-2 retirement costs from customers. Partially offsetting this was a charge to income of $8.4 million (after-tax), or $.07 per share, of TMI-2 monitored storage costs which Met-Ed and Penelec believe will not be recoverable through Pennsylvania rate making. In addition, net income for the first nine months of 1994 included several one-time items that resulted in a net after-tax earnings reduction of $164.7 million, or $1.43 per share. Total revenues for the nine months ended September 30, 1995 increased 2.4% to $2.9 billion, as compared to the same period last year. This was due primarily to an increase in energy revenues, which do not affect earnings, primarily from higher energy cost rates and increased sales to other utilities, and an offsetting decrease in kilowatt-hour revenues (excluding energy portion) due to lower residential sales. The decrease in other operating and maintenance expenses of approximately 17.6% was primarily attributable to a one-time $127 million (pre-tax) charge in 1994 related to early retirement programs. Also contributing to the reduction were payroll and benefits savings from the retirement programs and lower 1995 winter storm repair costs.

  Foreign Acquisitions. In October and November 1995, EI continued to augment its international holdings. On November 22, 1995, EI, pursuant to a Consortium Agreement with The Australian Gas Light Company ("AGL"), completed its acquisition of Solaris Power Ltd., a Melbourne-based electric distribution company, for a total purchase price of approximately $712 million, of which EI's 50% share is $356 million. EI and AGL each has an equity investment in Solaris Power of approximately $112 million, with the balance of the purchase price provided by borrowings from an Australian bank syndicate. Solaris Power, which provides electric service to more than 230,000 customers in and around northwestern Melbourne, was sold by the Government of Victoria through a competitive bid as part of the government's privatization of the electric industry. In addition, on October 26, 1995, EI, along with its development partners, completed the financing for the acquisition of a 240 megawatt gas-fired generating plant in Barranquilla, Colombia, and to begin construction of a new 750 megawatt gas-fired plant adjacent to the existing plant. Electricity generated by these plants will be sold under a 20 year contract. Total project costs, including the acquisition of the existing plant, are approximately $750 million, of which EI's equity contribution is expected to be approximately $65 million. EI has agreed to make additional equity contributions to the project of up to $58 million under certain circumstances. As of the date hereof, after giving effect to the acquisition of Solaris Power, the Company's investment in EI totaled $208 million and the Company had outstanding guarantee obligations on EI commitments amounting to approximately $239 million.

  For further information with respect to these and other matters, reference is made to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 which is incorporated herein by reference.

                                USE OF PROCEEDS

  The net proceeds of the sale of the Additional Common Stock will be used by the Company (i) to make cash capital contributions to the Subsidiaries, which in turn will apply such funds to repay outstanding short-term indebtedness, with any excess to be used by the Subsidiaries for construction purposes or for other corporate purposes, and (ii) to repay outstanding short-term indebtedness of the Company, having a current weighted average interest rate of 6.09% per annum, including indebtedness incurred to fund a portion of the cost of EI's acquisition of Solaris Power Ltd. See "Recent Developments."

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Common Stock of the Company is listed on the New York Stock Exchange. The following table shows the range of the high and low sales prices of the Common Stock based on New York Stock Exchange Composite Transactions as reported in The Wall Street Journal and the dividends paid for the periods indicated.

                                                                       DIVIDENDS
      YEAR                                              HIGH     LOW   PER SHARE
      ----                                             ------- ------- ---------
      1993 First Quarter.............................. $30 1/4 $25 3/4   $.40
         Second Quarter...............................  32 3/8  28 5/8    .40
         Third Quarter................................  34 3/4  31 5/8    .425
         Fourth Quarter...............................     34   28 3/4    .425
      1994 First Quarter..............................  30 7/8  27 5/8    .425
         Second Quarter...............................  31 5/8     26     .45
         Third Quarter................................  27 1/2  23 3/4    .45
         Fourth Quarter...............................  26 7/8     24     .45
      1995 First Quarter..............................  30 5/8  26 1/4    .45
         Second Quarter...............................     31   28 1/4    .47
         Third Quarter................................  31 1/4  28 1/8    .47
         Fourth Quarter (through November 21, 1995)...  32 3/8  30 5/8     --

  On November 21, 1995, the last sale price of the Common Stock was $31 1/4 per share.

  Dividend declaration dates are the first Thursdays of April, June, October and December. Dividend payment dates fall on the last Wednesdays of February, May, August and November.

                                  UNDERWRITERS

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Additional Common Stock set forth opposite their respective names below:

                                                                       NUMBER OF
           NAME                                                         SHARES
           ----                                                        ---------
      Morgan Stanley & Co. Incorporated...............................
      Goldman, Sachs & Co. ...........................................
      Dean Witter Reynolds Inc. ......................................
                                                                       ---------
        Total......................................................... 3,500,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Additional Common Stock are subject to the approval of certain legal matters by their counsel, and to certain other conditions. The Underwriters are committed to take and pay for all of the Additional Common Stock (other than shares covered by the Underwriters' over-allotment option described below) if any such Additional Common Stock is taken, provided that, under certain circumstances relating to a default of one or more Underwriters, less than all of such Additional Common Stock may be purchased.

  The Underwriters initially propose to offer part of the Additional Common Stock directly to the public at the price to public set forth on the cover page hereof and part to certain dealers at a price that represents a concession not
in excess of $   a share under the public offering price. The Underwriters may
allow, and such dealers may reallow, a concession not in excess of $   a share
of Additional Common Stock to other Underwriters or to certain other dealers. After the initial offering of the Additional Common Stock, the offering price and other selling terms may be varied from time to time by the Underwriters.

  The Company has granted to the Underwriters an option, exercisable at any time for 30 days from the date of the Underwriting Agreement, to purchase up to an additional 500,000 shares of Common Stock at the public offering price set forth on the cover page hereof, less the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, incurred in the sale of the Additional Common Stock. To the extent such option is exercised, each of the Underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such Underwriter's name on the preceding table bears to the total number of shares offered hereby.

  From time to time certain of the Underwriters named on the cover page of this Prospectus Supplement have been retained to provide, and continue to provide, investment banking services to the Company and its affiliates.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

PROSPECTUS

                                5,000,000 SHARES
                      GENERAL PUBLIC UTILITIES CORPORATION
                                  COMMON STOCK
                          (PAR VALUE $2.50 PER SHARE)

                               ----------------

  General Public Utilities Corporation (the "Company") may offer, from time to time, up to 5,000,000 shares (the "Additional Common Stock") of its Common Stock, par value $2.50 per share. The Additional Common Stock may be offered in amounts, at prices and on terms to be determined at the time of offering, which will be set forth in a Prospectus Supplement relating thereto (a "Prospectus Supplement"). The Common Stock of the Company is, and the Additional Common Stock is expected to be upon notice of issuance, listed on the New York Stock Exchange (Symbol: GPU). On June 5, 1995, the last reported sale price of the Company's Common Stock on the New York Stock Exchange was $30 7/8 per share.

                               ----------------

THESE  SECURITIES  HAVE NOT  BEEN  APPROVED OR  DISAPPROVED BY  THE  SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE  SECURITIES COMMISSION NOR HAS THE SECU-
  RITIES AND  EXCHANGE COMMISSION OR  ANY STATE SECURITIES  COMMISSION PASSED
   UPON THE ACCURACY  OR ADEQUACY OF THIS  PROSPECTUS. ANY REPRESENTATION TO
    THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  The Additional Common Stock may be sold to or through underwriters or dealers as designated from time to time. In addition, the Company may sell the Additional Common Stock to one or more agents for its or their own accounts or for resale. See "Plan of Distribution". The names of any such underwriters, agents or dealers involved in the sale of the Additional Common Stock in respect of which this Prospectus is being delivered, the number of shares of Additional Common Stock to be purchased by any such underwriters, agents or dealers and any applicable commissions or discounts, or other terms of the offering, will be set forth in a Prospectus Supplement. The net proceeds to the Company will also be set forth in a Prospectus Supplement.

                  The date of this Prospectus is June 7, 1995.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices at 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material can also be inspected at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, where the Company's Common Stock is listed.

                               ----------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH SUCH OFFER MAY NOT LAWFULLY BE MADE.

                               ----------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed by the Company with the Commission pursuant to the 1934 Act are incorporated herein by reference:

    The Company's Annual Report on Form 10-K for the year ended December 31,
  1994;

    The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995; and

    The Company's Current Report on Form 8-K dated April 20, 1995.

  All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act prior to the termination of the offering of the Additional Common Stock shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                               ----------------

  THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS NOT SPECIFICALLY INCORPORATED BY REFERENCE THEREIN. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED
TO: INVESTOR RELATIONS, GENERAL PUBLIC UTILITIES CORPORATION, 100 INTERPACE PARKWAY, PARSIPPANY, NEW JERSEY 07054-1149, (201) 263-6600.

                 CERTAIN CONSOLIDATED FINANCIAL INFORMATION (1)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       TWELVE
                                                                    MONTHS ENDED
                                       YEARS ENDED DECEMBER 31,        MARCH
                                   --------------------------------   31, 1995
                                      1992       1993       1994    (UNAUDITED)
                                   ---------- ---------- ---------- ------------
Income Summary:
 Operating Revenues............... $3,434,153 $3,596,090 $3,649,516  $3,626,279
 Net Income.......................    251,636    295,673    163,688     116,283
 Earnings Per Share...............       2.27       2.65       1.42        1.00

                                                      MARCH 31, 1995
                                                        (UNAUDITED)
                                             ----------------------------------
                         DECEMBER 31, 1994        ACTUAL       AS ADJUSTED (2)
                         ------------------  ----------------  ----------------
                           AMOUNT      %       AMOUNT     %      AMOUNT     %
                         ----------- ------  ---------- -----  ---------- -----
Capital Structure:
 Long-Term Debt
  (including unamortized
  net discount) (3)..... $ 2,436,582   44.6% $2,576,644  45.3% $2,576,644  43.2%
 Subsidiary-Obligated
  Mandatorily Redeemable
  Preferred Securities..     205,000    3.8     205,000   3.6     330,000   5.5
 Preferred Stock
  (including premium)...     248,116    4.5     248,116   4.4     248,116   4.2
 Common Equity (4)......   2,572,584   47.1   2,659,825  46.7   2,814,258  47.1
                         ----------- ------  ---------- -----  ---------- -----
   Total................ $ 5,462,282  100.0% $5,689,585 100.0% $5,969,018 100.0%
                         =========== ======  ========== =====  ========== =====

--------
(1) This information should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

(2) Reflects the sale of the Additional Common Stock offered hereby, the sale in April 1995 of 1,898 shares of Common Stock pursuant to the Company's Dividend Reinvestment and Stock Purchase Plan and the issuance and sale in May 1995 of $125,000,000 stated value of mandatorily redeemable preferred securities by a subsidiary of the Company.

(3) Includes obligations due within one year.

(4) The Company has 350,000,000 shares of Common Stock authorized, of which 115,265,134 shares were outstanding at March 31, 1995.

                                  THE COMPANY

  The Company, a Pennsylvania corporation organized in 1946, is a holding company registered under the Public Utility Holding Company Act of 1935 (the "1935 Act"). The Company does not operate any utility properties directly, but owns all of the outstanding common stock of three electric utilities serving customers in New Jersey--Jersey Central Power & Light Company--and Pennsylvania--Metropolitan Edison Company ("Met-Ed") and Pennsylvania Electric Company ("Penelec"). The business of these subsidiaries (the "Subsidiaries") consists predominantly of the generation, transmission, distribution and sale of electricity. The Company also owns all of the common stock of GPU Service Corporation, a service company; GPU Nuclear Corporation, which operates and maintains the nuclear units of the Subsidiaries; and Energy Initiatives, Inc. and EI Power, Inc., which develop, operate and invest in cogeneration and other non-utility power production facilities. The Company and the Subsidiaries are seeking approval from the Commission to organize GPU Generation Corporation as a wholly-owned subsidiary of the Company to operate and maintain the Subsidiaries' fossil-fueled and hydroelectric generating facilities. Met-Ed owns all of the common stock of York Haven Power Company, the owner of a small hydroelectric generating station. Penelec owns all of the common stock of the Waverly Electric Light & Power Company, the owner of electric distribution facilities in the Village of Waverly, New York that are leased to Penelec. The Subsidiaries own all of the common stock of the Saxton Nuclear Experimental Corporation, which owns a small demonstration nuclear reactor that has been partially decommissioned. The income of the Company consists almost exclusively of earnings on the common stock of the Subsidiaries.

  As a registered holding company, the Company is subject to regulation by the Commission under the 1935 Act. Each Subsidiary's retail rates, conditions of service and issuance of securities, as well as other matters relating to each Subsidiary, are subject to regulation in the state in which such Subsidiary operates--in New Jersey by the New Jersey Board of Public Utilities and in Pennsylvania by the Pennsylvania Public Utility Commission. The Nuclear Regulatory Commission regulates the construction, ownership and operation of nuclear generating stations. The Subsidiaries are also subject to wholesale and transmission rate and other regulation by the Federal Energy Regulatory Commission under the Federal Power Act.

  The electric generating and transmission facilities of the Subsidiaries are physically interconnected and are operated as a single integrated and coordinated system serving a population of approximately 5 million in New Jersey and Pennsylvania. For the year 1994, the Subsidiaries' revenues were about equally divided between Pennsylvania customers and New Jersey customers. During 1994, residential sales accounted for about 42% of operating revenues from customers and 36% of kilowatt-hour (KWH) sales to customers; commercial sales accounted for about 34% of operating revenues from customers and 32% of KWH sales to customers; industrial sales accounted for about 22% of operating revenues from customers and 29% of KWH sales to customers; and sales to rural electric cooperatives, municipalities (primarily for street and highway lighting) and others accounted for about 2% of operating revenues from customers and 3% of KWH sales to customers. The Subsidiaries also make interchange and spot market sales of electricity to other utilities.

  The area served by the Subsidiaries extends from the Atlantic Ocean to Lake Erie, is generally comprised of small communities, rural and suburban areas and includes a wide diversity of industrial enterprises, as well as substantial farming areas. The Subsidiaries' transmission facilities are physically interconnected with neighboring nonaffiliated utilities in Pennsylvania, New Jersey, Maryland, New York and Ohio. The Subsidiaries are members of the Pennsylvania-New Jersey-Maryland Interconnection (PJM) and the Mid-Atlantic Area Council, an organization providing coordinated review of the planning by utilities in the PJM area. The interconnection facilities are used for substantial capacity and energy interchange and purchased power transactions as well as emergency assistance.

  The Company's address is 100 Interpace Parkway, Parsippany, New Jersey 07054-1149 and its telephone number is (201) 263-6500.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Common Stock of the Company is listed on the New York Stock Exchange. The following table shows the range of the high and low sales prices of the Common Stock based on New York Stock Exchange Composite Transactions as reported in The Wall Street Journal and the dividends paid for the periods indicated.

                                                                       DIVIDENDS
     YEAR                                               HIGH     LOW   PER SHARE
     ----                                              ------- ------- ---------
     1993First Quarter................................ $30 1/4 $25 3/4   $.40
        Second Quarter................................  32 3/8  28 5/8    .40
        Third Quarter.................................  34 3/4  31 5/8    .425
        Fourth Quarter................................     34   28 3/4    .425
     1994First Quarter................................  30 7/8  27 5/8    .425
        Second Quarter................................  31 5/8     26     .45
        Third Quarter.................................  27 1/2  23 3/4    .45
        Fourth Quarter................................  26 7/8     24     .45
     1995First Quarter................................  30 5/8  26 1/4    .45

  On June 5, 1995, the closing price of the Common Stock was $30 7/8 per share.

  Dividend declaration dates are the first Thursdays of April, June, October and December. Dividend payment dates fall on the last Wednesdays of February, May, August and November.

                                USE OF PROCEEDS

  The net proceeds of the sale of the Additional Common Stock will be used by the Company to make cash capital contributions to its subsidiaries, which in turn will apply such funds (i) to repay outstanding indebtedness, (ii) to redeem outstanding senior securities, (iii) for construction purposes, (iv) for other corporate purposes or (v) to reimburse their treasuries for funds previously expended therefrom for such purposes. A portion of the net proceeds may also be used to reimburse the Company's treasury for funds previously expended therefrom to make such capital contributions, to repay outstanding indebtedness of the Company, and for other corporate purposes.

                          DESCRIPTION OF COMMON STOCK

  The holders of Common Stock, the only class of authorized capital stock of the Company, are entitled to pro rata dividends when and if declared by the Board of Directors. Each share is entitled to cumulative voting at all elections of directors and to one vote for all other purposes and to share pro rata in the Company's net assets in the event of liquidation.

  The outstanding shares of the Company's Common Stock are, and, upon the issuance thereof and payment therefor, the shares of Additional Common Stock so issued will be, fully paid and non-assessable. The outstanding shares of the Company's Common Stock are listed on the New York Stock Exchange, and it is expected that the Additional Common Stock will be listed on the Exchange upon notice of issuance.

  The Company has 350,000,000 authorized shares of Common Stock, par value $2.50 per share. At March 31, 1995, 115,265,134 shares were issued and outstanding. Stockholders have no preemptive rights to subscribe for shares of Common Stock.

  The Transfer Agent and Registrar for the Common Stock is Chemical Bank, New York, New York.

                              PLAN OF DISTRIBUTION

  The Company may offer or sell Additional Common Stock to one or more underwriters for public offering and sale by them. In addition, the Company may sell the Additional Common Stock to one or more agents for its or their own accounts or for resale. The Company may sell Additional Common Stock as soon as practicable after effectiveness of the Registration Statement, provided that favorable market conditions exist. Any such underwriter or agent involved in the offer and sale of the Additional Common Stock will be named in an applicable Prospectus Supplement.

  Underwriters may offer and sell the Additional Common Stock at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of Additional Common Stock, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions. Underwriters may sell Additional Common Stock in block transactions to certain institutions or to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters. Any agent or agents may resell the Additional Common Stock to one or more investors at varying prices related to prevailing market prices at the time of resale, as determined by such agent or agents.

  Any underwriting compensation paid by the Company to underwriters in connection with the offering of Additional Common Stock, any discounts, concessions or commissions allowed by underwriters to participating dealers, any discounts or commissions allowed or paid to any agents and any other terms of the offering will be set forth in an applicable Prospectus Supplement. Underwriters, agents and dealers participating in the distribution of the Additional Common Stock may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Additional Common Stock may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Underwriters, agents and dealers may be entitled, under agreement with the Company, to indemnification against and contribution toward certain liabilities, including liabilities under the Securities Act of 1933, and to reimbursement by the Company for certain expenses.

  Underwriters, agents and dealers may engage in transactions with, or perform services for, the Company and/or any of its affiliates in the ordinary course of business.

                                    EXPERTS

  The consolidated financial statements and financial statement schedules included in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 are incorporated herein by reference in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting. The report of Coopers & Lybrand L.L.P., included in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 incorporated herein by reference, contains explanatory paragraphs related to a contingency which has resulted from the accident at Unit No. 2 of the Three Mile Island nuclear generating station and the required adoption of the provisions of the Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", and the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" in 1993.

                                 LEGAL MATTERS

  Certain legal matters will be passed upon for the Company by Berlack, Israels & Liberman LLP, New York, New York and for any underwriters or agents by Winthrop, Stimson, Putnam & Roberts, New York, New York. Berlack, Israels & Liberman LLP and Winthrop, Stimson, Putnam & Roberts may rely on Ballard Spahr Andrews & Ingersoll, Philadelphia, Pennsylvania with respect to matters of Pennsylvania law. Members and attorneys of Berlack, Israels & Liberman LLP own an aggregate of 12,595 shares of the Company's Common Stock. In addition, one such member holds 986 such shares as custodian for his children.